SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: January 05, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Pomeroy IT Solutions, Inc. 1020 Petersburg Road Hebron, Kentucky 41048

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Form 10-K of Pomeroy IT Solutions, Inc (the "Company") for the year ended January 5, 2005, could not be timely filed without unreasonable effort or expense. The reasons causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company.

      The Company has engaged a third party valuation firm to test its goodwill for impairment. The engagement is not to the point where a determination can be made of the potential for goodwill impairment. The Company will file the Form 10-K on or before the 15th calendar day following the prescribed due date.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Michael E. Rohrkemper	859	586-0600 (EXT. 1416)

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the fiscal year ended January 5, 2005, revenues increased 24.0% to $742.3 million from $598.4 million in fiscal year 2003. For the twelve months ended January 5, 2005, diluted earnings per share of $1.00, before the adjustment taken in 2004, represents a 35.1% increase from $0.74 for fiscal 2003, before the adjustment taken in 2003. For the same period, diluted earnings per share of $0.88, after the 2004 adjustment, represents a 20.5% increase from $0.73, after the 2003 adjustment. The adjustment for 2004, as previously disclosed, was restructuring and severance charges. The adjustment for fiscal year 2003 was due to a litigation settlement.

Pomeroy IT Solutions, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 22, 2005	By:	/s/ Michael E. Rohrkemper Michael E. Rohrkemper Chief Financial Officer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).